HET SAY INC
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Job Income	145,410.62
Total Income	145,410.62
Cost of Goods Sold	
Merchant Account Fees	168.00
Purchases	46,205.74
Total COGS	46,373.74
Gross Profit	99,036.88
Expense	
Advertising and Promotion	521.04
Automobile Expense	1,054.30
Bank Service Charges	31.00
Credit Card Charges	257.42
Dues and Subscriptions	795.78
Gas	2,785.23
Insurance Expense	2,428.59
Licenses & Permits	1,518.50
Meals and Entertainment	3,982.17
Parking	247.30
Professional Fees	1,875.00
Repairs and Maintenance	40.74
Small Tools & Equipment	471.01
State Tax	1,705.00
Subcontractors	2,521.16
Supplies	7,580.01
Telephone Expense	3,524.71
Training	49.50
Uniforms	1,159.19
Total Expense	32,547.65
Net Ordinary Income	66,489.23
Other Income/Expense	
Other Expense	
Federal Tax	4,802.00
Total Other Expense	4,802.00
Net Other Income	-4,802.00
Net Income	**61,687.23**

HET SAY INC
Balance Sheet
As of December 31, 2022

Accrual Basis

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo 2369	38,085.00
Total Checking/Savings	38,085.00
Total Current Assets	38,085.00
Fixed Assets	
Auto & Trucks	1,000.00
Furniture and Equipment	8,294.50
Total Fixed Assets	9,294.50
Other Assets	
Shareholder Advances	-12,743.13
Total Other Assets	-12,743.13
TOTAL ASSETS	**34,636.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex 81001	1,387.64
Chase 0782	1,083.36
Citi 3494	878.08
Citi 8168	1,829.47
Total Credit Cards	5,178.55
Other Current Liabilities	
Sale Tax Payable	2,979.26
Total Other Current Liabilities	2,979.26
Total Current Liabilities	8,157.81
Total Liabilities	8,157.81
Equity	
Opening Balance Equity	-691.48
Personal Expenses	-8,416.56
Retained Earnings	30,853.72
Shareholder Distributions	-56,954.35
Net Income	61,687.23
Total Equity	26,478.56
TOTAL LIABILITIES & EQUITY	**34,636.37**

DS
Dl

HET SAY INC
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	61,687.23
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Amex 81001	1,387.64
Chase 0782	-401.12
Citi 3494	368.12
Citi 8168	512.53
Sale Tax Payable	2,979.26
Net cash provided by Operating Activities	66,533.66
INVESTING ACTIVITIES	
Furniture and Equipment	-657.85
Shareholder Advances	4,106.48
Net cash provided by Investing Activities	3,448.63
FINANCING ACTIVITIES	
Personal Expenses	-8,416.56
Shareholder Distributions	-59,714.00
Net cash provided by Financing Activities	-68,130.56
Net cash increase for period	1,851.73
Cash at beginning of period	36,233.27
Cash at end of period	**38,085.00**